82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX:KLS



FOR IMMEDIATE RELEASE

SUPPL

KELSO ANOUNCES PRIVATE PLACEMENT

November 13, 2003, VANCOUVER, BC – The Company announced that it is arranging, subject to regulatory approval, a Private Placement of up to 378,000 common shares at a price of $0.11 per share for total proceeds of up to $41,580.00. The investor will also be granted non-transferable warrants to purchase up to an additional 378,000 common shares for a period of two years at a price of $0.14 per share.

The proceeds of this Private Placement will be used for general working capital.

The Company also announced that it has decided to attempt to raise up to an additional $100,000.00 on the same terms above. These funds will be used for additional working capital.

More information is available at the Company's website www.kelsotech.com. Our Investor Relations Dept. can be reached by telephone at 1-866-535-7685 (toll-free) or 1-604-878-7600 or by email to investor-relations@kelsotech.com.

"Stephen L. Grossman"
Stephen L. Grossman, Chairman, President & CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: 1-866-535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX:KLS

FOR IMMEDIATE RELEASE

KELSO ANOUNCES PRIVATE PLACEMENT

November 13, 2003, VANCOUVER, BC – The Company announced that it is arranging, subject to regulatory approval, a Private Placement of up to 378,000 common shares at a price of $0.11 per share for total proceeds of up to $41,580.00. The investor will also be granted non-transferable warrants to purchase up to an additional 378,000 common shares for a period of two years at a price of $0.14 per share.

The proceeds of this Private Placement will be used for general working capital.

The Company also announced that it has decided to attempt to raise up to an additional $100,000.00 on the same terms above. These funds will be used for additional working capital.

More information is available at the Company's website www.kelsotech.com. Our Investor Relations Dept. can be reached by telephone at 1-866-535-7685 (toll-free) or 1-604-878-7600 or by email to investor-relations@kelsotech.com.

"Stephen L. Grossman"
Stephen L. Grossman, Chairman, President & CEO

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: 1-866-535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com